FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit
No.             Description

99.1             Press Release dated November 5, 2009

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC

TSX: TCM, TCM.WT

Frankfurt: A6R

November 5, 2009

THOMPSON CREEK ANNOUNCES THIRD-QUARTER 2009
FINANCIAL RESULTS AND PRODUCTION AND COST GUIDANCE
FOR 2010

Overview (all in U.S. dollars):

•

Net income in the third quarter was $19.7 million or $0.16 per basic and $0.14 per diluted share, compared with a net loss in the second quarter of $0.4 million or $0.00 per basic and diluted common share. The improved financial results were due to both higher realized prices and an increase in sales of molybdenum from the Company’s mines to 7.4 million pounds in the third quarter from 6.5 million in the second quarter.

•

Molybdenum production was 6.2 million pounds in the third quarter of 2009, down from 6.7 million pounds in the second quarter. The reduction was due to a planned two-week shutdown of both mines during the third quarter.

•	Weighted-average cash cost per pound produced rose to $5.67 per pound in the third quarter from $5.21 per pound in the second quarter.
•

2009 guidance for molybdenum production has been revised to 24 to 26 million pounds (versus previous guidance of 22 to 26 million pounds). Sales of molybdenum produced at the Company’s mines this year are expected to be 26 to 27 million pounds (up from previous guidance of 22 to 26 million pounds). The guidance range for cash cost per pound produced has been narrowed to $5.80 to $6.30 per pound (from previous guidance of $5.75 to $7.00 per pound).

•

For 2010, the Company expects molybdenum production will be 29 to 32 million pounds and cash cost per pound produced is estimated at $6 to $7 per pound. Sales of molybdenum produced at the Company’s mines are expected to be 27 to 30 million pounds.

•	Total cash, cash equivalents and short-term investments at September 30, 2009 were $478.2 million, including $194.6 million in net proceeds from an equity issue completed in the third quarter. Total debt at quarter-end was $14.3 million.

•

Average realized price on molybdenum and upgraded product sales was $12.75 per pound in the third quarter, up from $9.41 per pound in the second quarter and $10.14 per pound in the first quarter of 2009.

•	Total capital expenditures were $47.5 million in the first nine months of 2009 and guidance for the full year has been revised to $61 million (from previous guidance of $80 million).

Note: A conference call and webcast for analysts and investors is scheduled for Friday, November 6, 2009 at 8:30 a.m. Eastern.

Thompson Creek Metals Company Inc. (“Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and nine months ended September 30, 2009 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.

“Thompson Creek’s financial results improved in the third quarter primarily due to higher molybdenum prices,” said Kevin Loughrey, Chairman and Chief Executive Officer. “In addition, our mining operations remained on track to achieve annual production and cost guidance that we had previously announced for 2009.

“Due to the improved outlook for molybdenum market fundamentals, the Company intends to operate the mill at the Thompson Creek Mine at full capacity starting in January 2010 (up from 78% of full capacity currently), and we expect that this will result in an increase of over 20% in the Company’s annual molybdenum production to a range of 29 to 32 million pounds in 2010 from 24 to 26 million pounds in 2009.”

Third-Quarter Financial Results

The Company’s revenues declined by 65% to $114.4 million in the third quarter of 2009 from $331.1 million a year earlier primarily due to a 61% decline in the average realized price for molybdenum and upgraded products to $12.75 per pound from $32.85 per pound. Sales volume for molybdenum produced at the Company’s mines was 8% higher at 7.4 million pounds in the third quarter versus 6.9 million pounds a year earlier.

After the deduction of operating, selling, marketing, depreciation, depletion, amortization and accretion costs, the Company generated income from mining and processing operations totaling $43 million in the third quarter, down from $159 million a year earlier.

Third-quarter net income was $19.7 million or $0.16 per basic and $0.14 per diluted common share, compared with $100.6 million or $0.80 per basic and $0.74 per diluted common share in the third quarter of 2008.

The per-share figures are based on a weighted-average number of shares outstanding of 125.9 million basic and 136.2 million diluted in the third quarter of 2009, compared with 125.0 million basic and 136.8 million diluted in the third quarter of 2008. At November 5, 2009, there were 139.2 million common shares, 24.5 million warrants and 5.1 million employee options outstanding.

Third-quarter cash flow from operating activities was $28.6 million, compared with $110.3 million a year earlier.

Selected Consolidated Operations Information

(Unaudited)		Three months ended September 30	Nine months ended September 30
2009		2008	2009	2008
Operations
Molybdenum production from mines (000’s lb) [1]	6,221	6,499	18,992	18,272
Cash cost ($/lb produced) [2]	$5.67	$7.33	$5.59	$8.11
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	7,445	6,879	20,499	15,791
Product purchased, processed and resold	1,324	3,044	3,219	9,116
	8,769	9,923	23,718	24,907
Average realized price ($/lb)	$12.75	$32.85	$10.90	$32.75

1 Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

2 Weighted-average of Thompson Creek Mine and Endako Mine cash costs (mining, milling, roasting and packaging) for molybdenum oxide and HPM produced in the period, including all stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth Metallurgical Facility, and the transportation cost from Thompson Creek to Langeloth.

Capital expenditures totaled $12.8 million in the third quarter of 2009, comprised of $7 million of sustaining capital expenditures and $5.8 million for the Company’s 75% share of capital expenditures for the Endako mill expansion.

Cash, cash equivalents and short-term investments were $478.2 million on September 30, 2009, compared with $262 million at June 30, 2009. On September 16, 2009, the Company completed an equity issue of 15.5 million shares and received $194.6 million in net proceeds.

The Company’s total debt (primarily equipment loans) on September 30, 2009 was $14.3 million, compared with $15.6 million on June 30, 2009.

The Company’s mines produced 6.2 million pounds of molybdenum in the third quarter, down from 6.5 million pounds in the third quarter of 2008. There was a planned two-week shutdown at both mines during the third quarter of 2009. The Thompson Creek Mine produced 4.4 million pounds, up from 4.3 million pounds a year earlier, while the Company’s 75% share of the Endako Mine’s production was 1.8 million, compared with 2.2 million pounds a year earlier.

The weighted-average cash cost per pound produced was $5.67 per pound in the third quarter of 2009, compared with $7.33 per pound a year earlier. The decline was primarily due to increased production as a result of higher ore grades and recoveries at the Thompson Creek

Mine together with lower mining and milling costs at both of the Company’s mines in the third quarter compared to the 2008 quarter, and lower costs for grinding media and consumables. The cash costs include production costs for the mining, milling, roasting and packaging of molybdenum oxide and high-performance molybdenum disulfide (HPM) and deferred stripping costs (mining costs related to future planned production phases).

At the Thompson Creek Mine, cash cost per pound produced in the third quarter was $5.35 per pound (including deferred stripping costs of $0.99 per pound), compared with $7.38 per pound (including deferred stripping costs of $1.80 per pound) a year earlier. The Endako Mine’s cash cost per pound produced was $6.47 per pound, compared with $7.23 per pound a year earlier. There were minimal deferred stripping costs at Endako.

Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2008	2008	2009	2009	2009
Operations
Mined molybdenum production (000’s lb)	6,499	7,773	6,057	6,714	6,221
Cash cost ($/lb produced) [1]	$7.33	$6.01	$5.93	$5.21	$5.67
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine production sold	6,879	6,558	6,549	6,505	7,445
Product purchased, processed and resold	3,044	1,565	898	997	1,324
	9,923	8,123	7,447	7,502	8,769
Average realized price ($/lb)	$32.85	$21.72	$10.14	$9.41	$12.75

Financial
Revenue	$331.1	$181.6	$78.9	$73.8	$114.4
Income from mining and processing	$159.0	$88.5	$12.0	$15.3	$43.0
Net income (loss)	$100.6	$(24.6)	$11.2	$(0.4)	$19.7
Income (loss) per share
- basic	$0.80	$(0.20)	$0.09	$(0.00)	$0.16
- diluted	$0.74	$(0.20)	$0.09	$(0.00)	$0.14
Cash flow generated by operating activities	$110.3	$181.0	$44.7	$13.4	$28.6

Nine-Month Financial Results

The Company’s revenues in the first nine months of 2009 totaled $267.1 million, or 68% lower than the $829.8 million recorded a year earlier.

After the deduction of operating, selling, marketing, depreciation, depletion, amortization and accretion costs, the Company generated income from mining and processing operations totaling $70.4 million the first nine months, down from $341.7 million a year earlier.

Net income was $30.5 million or $0.25 per basic and $0.24 per diluted common share, compared with $207.8 million or $1.75 per basic and $1.56 per diluted share in the year-earlier period.

The per-share figures are based on a weighted-average number of shares outstanding of 123.5 million basic and 125.1 diluted shares in the first nine months of 2009, compared with 118.5 million (basic) and 133.2 million (diluted) a year earlier.

Cash flow from operating activities in the first nine months of 2009 was $86.5 million, compared with $236.6 million a year earlier.

Capital expenditures totaled $47.5 million in the first nine months of 2009, comprised of $32.2 million of sustaining capital expenditures and $15.3 million for the Company’s 75% share of capital expenditures for the Endako mill expansion.

Outlook

The Company’s realized sales price averaged $12.75 per pound for the 2009 third quarter and $10.90 per pound for the first nine months of 2009. The realized price reflects sales of molybdenum oxide as well as upgraded product sales. Based on current market trends, the Company expects its average realized price for the fourth quarter of 2009 to be essentially unchanged from the third quarter of 2009. The Company has forward sales contracts for approximately 1.5 million pounds at an average fixed price of $12.63 per pound for molybdenum oxide over the remainder of the year. For 2009, the Company’s sales of molybdenum produced from its own mines are expected to be 26 to 27 million pounds (versus previous guidance on June 8, 2009 of 22 to 26 million pounds) with sales of molybdenum purchased, processed and resold for 2009 expected to be 3 to 4 million pounds (unchanged from previous guidance on June 8, 2009).

Molybdenum production in 2009 is estimated to be 24 to 26 million pounds (versus previous guidance on June 8, 2009 of 22 to 26 million pounds). Expected production from the Thompson Creek Mine is 17 to 18 million pounds (versus previous guidance of 16 to 18 million pounds), and the Company’s 75% share of Endako Mine’s expected production is 7 to 8 million pounds (versus previous guidance of 6 to 8 million pounds).

The average cash cost per pound produced in 2009 is estimated at $5.80 to $6.30 per pound (versus previous guidance on June 8, 2009 of $5.75 to $7 per pound), with the Thompson Creek Mine’s cash cost expected to be approximately $5.75 to $6.25 per pound (versus previous guidance of $5.50 to $6.50 per pound) and the Endako Mine’s cash cost estimated at $6 to $6.50 per pound (versus previous guidance of $6.50 to $7.50 per pound). This assumes a US$1 = C$1.05 exchange rate for the fourth quarter of 2009. The estimated Thompson Creek Mine cash cost per pound produced for the 2009 fourth quarter and fiscal year is expected to increase reflecting increased labor costs resulting from a change in the mill operating schedule (currently an eleven days on, three days off schedule effective September

2009, up from a previous ten days on, four days off schedule, and going to a full seven day, twenty-four hour schedule effective January 1, 2010), and due to slightly lower production and higher repairs and maintenance expenses in the fourth quarter.

The 2009 estimated Thompson Creek Mine cash cost per pound produced includes approximately $25 million of stripping costs related to future planned production phases, totalling approximately $1.40 to $1.50 per pound (versus previous guidance of approximately $30 million on June 8, 2009, totalling approximately $1.65 to $1.90 per pound). The 2009 Endako Mine operating plan has minimal stripping costs.

For 2009, the Company’s share of estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility are expected to be approximately $32 million (down from previous guidance on May 7, 2009 of approximately $38 million). The Company’s 75% share of the Endako expansion capital expenditures are expected to be approximately $29 million (versus previous guidance on August 6, 2009 of $42 million).

2010 Outlook

For 2010, the Company expects molybdenum production volumes to be 29 to 32 million pounds, with the Thompson Creek Mine producing 22 to 24 million pounds and the 75% share of the Endako Mine production at 7 to 8 million pounds. The anticipated average cash cost per pound produced is estimated at $6 to $7 per pound, with the Thompson Creek Mine at $5.50 to $6.50 per pound and the Endako Mine at $7 to $8 per pound (assuming a US$1 = C$1.05 exchange rate). For the Endako Mine, a $0.01 change in the Canadian foreign exchange rate results in a $0.10 change in the direct production cost per pound produced.

The Company expects to sell 27 to 30 million pounds from its own mines in 2010. The Company has some discretion in building or depleting inventory levels depending upon the economic conditions and the related demand and sales prices for molybdenum. For 2010, the Company currently has fixed-price forward sales contracts for approximately 1.2 million pounds at an average fixed price of $15.15 per pound for molybdenum oxide.

In the third quarter of 2009, the Company’s Board of Directors approved the resumption of the mill expansion project at its 75%-owned Endako Mine (subject to the joint venture partner approval). The expansion project had been postponed in late 2008. As of November 5, 2009, the Company has selected an engineering, procurement and construction management contractor and is currently reviewing and refining the project’s scope, schedule, capital estimates and project execution plan. The Corporation is considering process enhancements and project scope changes to facilitate future operating efficiencies which may result in higher capital costs than were originally anticipated upon the resumption of the project. The new schedule and capital cost estimate are expected to be completed by the end of 2009. Permitting required by the expansion is proceeding, including the development of a closure plan for expanded dumps and tailing facilities and minor amendments to the Mining Act permit. Consultations with First Nations (local Aboriginal peoples) are proceeding. This process will have to be completed before permit amendments and any new permits are approved.

The Company expects to conduct development and exploration drilling at its operating mines totalling $2 to $4 million during 2010.

In 2010, the Company expects to spend approximately $7 to $9 million under the option agreement with U.S. Energy on the Mt. Emmons Project for an ongoing pre-feasibility study, further engineering evaluations, and ongoing project maintenance. The Company expects for 2010 to have minimal expenditures on the Davidson Project related to ongoing environmental assessments.

Accounting Change

The Company has determined that as of June 30, 2009 more than 50% of its outstanding shares were held by US residents. Therefore, the Company will be required to comply with US Securities and Exchange Commission public reporting filing requirements as of January 1, 2010. As a result, the Company will prepare its 2009 consolidated financial statements in accordance with US generally accepted accounting principles (“US GAAP”) instead of Canadian GAAP. When the Company prepares its consolidated financial statements in accordance with US GAAP, the Company will not be required to adopt International Financial Reporting Standards on January 1, 2011. The conversion to US GAAP will impact the Company’s accounting policies and disclosure controls and procedures. The primary differences between Canadian GAAP and US GAAP are the current period expensing of stripping costs, liability treatment and mark-to-market accounting for the Company’s warrants and the financial statement presentation of stock compensation in the Company’s consolidated statements of income.

Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the period ended September 30, 2009, which will be filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov), and posted on the Company’s website (www.thompsoncreekmetals.com).

Conference call and webcast

Thompson Creek will hold a conference call for analysts and investors to discuss its third-quarter 2009 financial results on Friday, November 6, 2009 at 8:30 a.m. (Eastern). Kevin Loughrey, Chairman and Chief Executive Officer, and Pamela Saxton, Chief Financial Officer, will be available to answer questions during the call.

To participate in the call, please dial 416-644-3425 or 1-800-589-8577 about five minutes prior to the start of the call. A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Access code 4169885 followed by the number sign) from 10:30 a.m. on November 6 to 11:59 p.m. on November 13. An archived recording of the webcast will also be available at Thompson Creek’s website.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is evaluating the Mount Emmons Deposit, a high-grade underground molybdenum deposit near Crested Butte, Colorado. Thompson Creek has an option to acquire up to 75% of the property. The Company is continuing to pursue permitting of the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C. The Company has approximately 750 employees. Its principal executive office is in Denver, Colorado, and it also has an office in Toronto, Ontario. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$303.5	$258.0
Short-term investments	174.7	–
Accounts receivable	55.7	55.0
Product inventory	45.6	57.1
Material and supplies inventory	34.6	36.2
Prepaid expense and other current assets	4.2	6.3
Income and mining taxes recoverable	3.0	1.4
	621.3	414.0
Other assets	1.9	3.0
Restricted cash	16.1	14.2
Reclamation deposits	30.1	26.9
Property, plant and equipment	664.4	594.1
Goodwill	47.0	47.0
	$1,380.8	$1,099.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.9	$36.5
Income and mining taxes payable	8.2	7.5
Current portion of long-term debt	4.4	5.6
Future income and mining taxes	6.1	8.1
	50.6	57.7
Long-term debt	9.9	11.7
Other liabilities	21.3	21.8
Asset retirement obligations	24.9	23.3
Future income and mining taxes	172.4	167.2
	279.1	281.7
Shareholders’ Equity
Common shares	691.8	484.1
Common share warrants	35.0	35.0
Contributed surplus	42.5	40.4
Retained earnings	334.8	304.3
Accumulated other comprehensive loss	(2.4)	(46.3)
	1,101.7	817.5
	$1,380.8	$1,099.2

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Revenues
Molybdenum sales	$111.8	$325.9	$258.5	$815.7
Tolling and calcining	2.6	5.2	8.6	14.1
	114.4	331.1	267.1	829.8
Cost of sales
Operating expenses	55.7	155.2	153.6	447.5
Selling and marketing	1.9	3.0	4.4	8.0
Depreciation, depletion and amortization	13.4	13.6	37.6	31.2
Accretion	0.4	0.3	1.1	1.4
	71.4	172.1	196.7	488.1
Income from mining and processing	43.0	159.0	70.4	341.7
Other (income) expenses
General and administrative	3.7	6.6	11.5	15.7
Stock-based compensation	0.9	4.8	6.3	13.0
Exploration and development	1.2	1.2	4.9	2.5
Loss (gain) on foreign exchange	6.8	(2.8)	10.8	(5.5)
Interest and finance fees	0.4	0.1	0.9	14.9
Interest income	(0.8)	(0.7)	(1.8)	(2.3)
Other	(0.1)	(0.3)	(0.5)	(0.4)
	12.1	8.9	32.1	37.9
Income before income and mining taxes	30.9	150.1	38.3	303.8
Income and mining taxes (recoverable)
Current	9.2	39.5	16.1	90.5
Future	2.0	10.0	(8.3)	5.5
	11.2	49.5	7.8	96.0
Net income	$19.7	$100.6	$30.5	$207.8
Net income per share
Basic	$0.16	$0.80	$0.25	$1.75
Diluted	$0.14	$0.74	$0.24	$1.56

Consolidated Statements of Comprehensive Income

(US dollars in millions - Unaudited)

Three months ended September 30	Nine months ended September 30
	2009	2008	2009	2008
Net income	$19.7	$100.6	$30.5	$207.8
Foreign currency translation adjustments	26.9	(14.6)	43.9	(23.9)
Comprehensive income	$46.6	$86.0	$74.4	$183.9

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Operating Activities
Net income	$19.7	$100.6	$30.5	$207.8
Items not affecting cash:
Depreciation, depletion and amortization	13.4	13.6	37.6	31.2
Accretion expense	0.4	0.3	1.1	1.4
Amortization of finance fees	–	–	–	5.4
Stock-based compensation	0.9	4.8	6.3	13.0
Future income taxes (recoverable)	2.0	10.0	(8.3)	5.5
Unrealized loss (gain) on derivative instruments	(0.8)	(3.9)	0.9	(5.3)
Change in working capital accounts	(7.0)	(15.1)	18.4	(22.4)
Cash generated by operating activities	28.6	110.3	86.5	236.6
Investing Activities
Short-term investments	9.6	–	(172.2)	–
Property, plant and equipment	(13.1)	(26.1)	(54.4)	(54.7)
Deferred stripping costs	(4.4)	(7.8)	(18.8)	(20.7)
Restricted cash	(0.1)	0.6	(1.9)	(3.3)
Reclamation deposit	(0.1)	(0.2)	(2.6)	(0.7)
Acquisition cost	–	–	–	(100.0)
Cash used in investing activities	(8.1)	(33.5)	(249.9)	(179.4)
Financing Activities
Proceeds from issuance of common shares, net	199.8	–	203.5	223.8
Repayment of long-term debt	(1.3)	(0.8)	(4.0)	(238.2)
Cash generated (used) by financing activities	198.5	(0.8)	199.5	(14.4)
Effect of exchange rate changes on cash	7.0	(3.6)	9.4	(4.8)
Increase in cash and cash equivalents	226.0	72.4	45.5	38.0
Cash and cash equivalents, beginning of period	77.5	79.3	258.0	113.7
Cash and cash equivalents, end of period	$303.5	$151.7	$303.5	$151.7

For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com